Exhibit 99.1

VILLAGE SUPER MARKET, INC.
REPORTS RESULTS FOR THE THIRD QUARTER ENDED
APRIL 28, 2018

Contact:	John Van Orden, CFO
(973) 467-2200
john.vanorden@wakefern.com
Springfield, New Jersey – June 6, 2018 – Village Super Market, Inc. (NASDAQ:VLGEA) today reported its results of operations for the third quarter ended April 28, 2018.

Net income was $6,542,000 in the third quarter of fiscal 2018 compared to $6,015,000 in the third quarter of the prior year. The third quarter of fiscal 2018 includes a $574,000 reduction in deferred tax expense as a result of the impact of the Tax Cuts and Jobs Act (the "Tax Act") on return to provision adjustments. Excluding this item from the third quarter of fiscal 2018, net income decreased 1% in the third quarter of fiscal 2018 compared to the prior year primarily due to higher operating and administrative expenses partially offset by the favorable impact of a reduction in the fiscal 2018 estimated effective tax rate to 33.3% as a result of the Tax Act.

Sales were $394,608,000 in the third quarter of fiscal 2018, an increase of .7% compared to the third quarter of the prior year.  Same store sales increased .7% due primarily to sales growth in recently remodeled and expanded stores, inflation and increased promotional spending.  Same store sales were negatively impacted by two competitor store openings. The Company expects same store sales in fiscal 2018 to range from a .25% decrease to a .75% increase.  New stores and replacement stores are included in same store sales in the quarter after the store has been in operation for four full quarters.  Store renovations and expansions are included in same store sales immediately.

Gross profit as a percentage of sales decreased to 27.59% in the third quarter of fiscal 2018 compared to 27.64% in the third quarter of the prior year primarily due to increased promotional spending and decreased patronage dividends from Wakefern partially offset by increased departmental gross margin and a favorable change in product mix.

Operating and administrative expense as a percentage of sales increased to 23.77% in the third quarter of fiscal 2018 compared to 23.35% in the third quarter of the prior year due primarily to payroll investments in service departments, training and other initiatives, increased occupancy costs including snow removal, higher legal and consulting fees and pre-opening costs for the Bronx, NY store. Both the third quarter of fiscal 2018 and 2017 included credits received related to multi-employer health and welfare benefits of .22% and .20%, respectively.

Net income was $19,070,000 in the nine-month period of fiscal 2018 compared to $16,117,000 in the nine-month period of the prior year. Fiscal 2018 includes a $3,300,000 reduction in deferred tax expense as a result of the Tax Act and related return to provision adjustments. Excluding this item, net income decreased 2% in the nine-month period of fiscal 2018 compared to the prior year primarily due to higher operating and administrative expenses partially offset by the favorable impact of a reduction in the fiscal 2018 estimated effective tax rate to 33.3% as a result of the Tax Act.

Village Super Market operates a chain of 29 supermarkets under the ShopRite name in New Jersey, Maryland and northeastern Pennsylvania.
Forward Looking Statements
All statements, other than statements of historical fact, included in this Press Release are or may be considered forward-looking statements within the meaning of federal securities law. The Company cautions the reader that there is no assurance that actual results or business conditions will not differ materially from future results, whether expressed, suggested or implied by such forward-looking statements. The Company undertakes no obligation to update forward-looking statements to reflect developments or information obtained after the date hereof. The following are among the principal factors that could cause actual results to differ from the forward-looking statements: economic conditions; competitive pressures from the Company’s operating environment; the ability of the Company to maintain and improve its sales and margins; the ability to attract and retain qualified associates; the availability of new store locations; the availability of capital; the liquidity of the Company; the success of operating initiatives; consumer spending patterns; the impact of changing energy prices; increased cost of goods sold, including increased costs from the Company’s principal supplier, Wakefern; disruptions or changes in Wakefern's operations; the results of litigation; the results of tax examinations; the results of union contract negotiations; competitive store openings and closings; the rate of return on pension assets; the success of establishing ShopRite’s presence in the Maryland market; and other factors detailed herein and in the Company’s filings with the SEC.

Exhibit 99.1

VILLAGE SUPER MARKET, INC.
CONSOLIDATED STATEMENTS OF OPERATIONS
(In thousands, except per share amounts) (Unaudited)

	13 Weeks Ended		39 Weeks Ended
	April 28, 2018	April 29, 2017	April 28, 2018	April 29, 2017

Sales	$394,608	$391,984	$1,198,464	$1,193,891

Cost of sales	285,731	283,648	873,422	869,668

Gross profit	108,877	108,336	325,042	324,223

Operating and administrative expense	93,780	91,536	282,138	277,060

Depreciation and amortization	6,083	6,062	18,704	18,358

Operating income	9,014	10,738	24,200	28,805

Interest expense	(1,133)	(1,111)	(3,340)	(3,343)

Interest income	1,012	726	2,776	2,063

Income before income taxes	8,893	10,353	23,636	27,525

Income taxes	2,351	4,338	4,566	11,408

Net income	$6,542	$6,015	$19,070	$16,117

Net income per share:
Class A common stock:
Basic	$0.51	$0.47	$1.48	$1.27
Diluted	$0.45	$0.42	$1.32	$1.13

Class B common stock:
Basic	$0.33	$0.30	$0.96	$0.82
Diluted	$0.33	$0.30	$0.96	$0.82

Gross profit as a % of sales	27.59%	27.64%	27.12%	27.16%
Operating and administrative expense as a % of sales	23.77%	23.35%	23.54%	23.21%